July 10, 2014

Mr. Paul Cline

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Bank of the Ozarks, Inc.

Form 10-K for Fiscal Period Ended December 31, 2013

Filed February 28, 2014

File No. 000-22759

Dear Mr. Cline:

We are in receipt of the letter from Gus Rodriguez of the Staff, dated June 19, 2014 (“Comment Letter”), wherein follow-up comments from the Staff’s initial comment letter dated May 9, 2014 were provided in respect of the Form 10-K for the fiscal year ended December 31, 2013 (“2013 Annual Report”) filed by Bank of the Ozarks, Inc. (the “Company”) on February 28, 2014. We have prepared this response to the specific inquiries included in the Comment Letter. For the convenience of the Staff, our response is numbered to correspond to the number used to designate the Staff’s comment in the Comment Letter, and we have restated the comment in its entirety with our response following immediately thereafter.

Form 10-K for Fiscal Period Ended December 31, 2013

Allowance for Loan and Lease Losses (“ALLL”) and Credit Quality Indicators, page 128

1.	The ALLL for non-farm/non-residential comprises 41.9% of your ALLL. Since your average charge-offs for non-farm/non-residential real estate loans have been $1.1 million over the last three years please tell us why an ALLL of $13.6 million or more than 12 times the average charge-offs over the last three years is appropriate for your non-farm/non-residential real estate loans at December 31, 2013. In your response, please also address why an ALLL of more than 12 times the average charge-offs is appropriate for your [non-farm/non-]residential real estate loans in light of your statement in your prior response that you reduced your allocations for qualitative factors due to improving economic conditions. Please also provide us with your analysis of the ALLL for non-farm/non-residential real estate loans for each of the last three years.

Response: In response to the Staff’s comment, we respectfully submit that management maintains ALLL allocations for its loan and lease portfolio, including its portfolio of non-farm/non-residential loans, with such ALLL allocation comprising several different components that are intended to fully capture the inherent risks associated with estimated credit losses in our loan and lease portfolio. Because certain of these risks may not be fully reflected in recent historical loss rates, management considers the additional components discussed below in order to capture each of these risk elements within our loan and lease portfolio.

In establishing our ALLL allocations for our portfolio of non-farm/non-residential loans, management considers the non-farm/non-residential portfolio’s historical net charge-offs over several different time periods from 3 years to a maximum of 10 years, with each historical net charge-off time period updated to reflect the most recent net charge-off data. This review includes not only the annual net charge-offs for non-farm/non-residential loans, but also considers the effective lives of our loan portfolio. As disclosed in the Company’s 2013 Annual Report, the Company’s internal grading system assigns one of nine grades to all loans and leases, except residential 1-4 family loans, consumer loans, purchased non-covered loans, covered loans and certain other loans, with each grade being assigned an ALLL allocation percentage. The allowance allocation percentage is based on the grade of the loan. Loans that are graded on the high end of the grading scale have little or no allowance allocation assigned to them, and loans graded on the lower end of the grading scale have a higher level of allowance allocation percentage assigned to them. Once the allowance allocation percentages are determined, the balance of each grade of risk-rated loans is multiplied by the allowance allocation percentages. Management uses the same allowance allocation percentage for each category of loan or lease that carry the same grade. For example, a loan secured by multifamily property that is graded as “satisfactory” has the same allowance allocation percentage applied to it as a loan secured by non-farm/non-residential property that is graded as “satisfactory.” The increases in the risk rating component of the ALLL from December 31, 2011 to December 31, 2013, as set forth in Table-1 below, reflect the overall growth in the aggregate outstanding balance of risk-rated loans, including the non-farm/non-residential real estate loans, partially offset by improvements in the grades of such loans.

Management considers and maintains specific allocations for individually evaluated impaired non-farm/non-residential loans and leases where management has determined that a specific ALLL is appropriate and where any loss has not previously been charged off. Because we are pro-active in charging off estimated losses on impaired loans, only a small amount of our ALLL is needed for potential losses on impaired loans.

Management also maintains ALLL allocations for non-farm/non-residential loans that are not considered impaired but where there is an elevated risk that the customer may default and the collateral and/or repayment sources are likely insufficient to recover the investment in the loan or lease should a default occur. The ALLL allocations for these individual loans is in lieu of the ALLL allocations that would be applied to these individual loans based on risk ratings and ALLL allocation percentages discussed above. As set forth in Table-1 below, the ALLL allocation for this component increased from December 31, 2012 to December 31, 2013 primarily as a result of one loan in our non-farm/non-residential portfolio that had no specific allocation at December 31, 2012 and approximately $900,000 at December 31, 2013.

Another component of our ALLL is based on various qualitative factors including concentrations of credit. Management considers concentrations of credit in order to capture the risk associated with having a loan portfolio comprised of both large individual credits and large borrower relationships. This qualitative factor is applied to every risk-rated loan in a borrower relationship that exceeds $3 million (“large borrower relationship”). In determining the amount of such ALLL allocation, management obtains the most recently available loan-to-value (“LTV”) and loan-to-cost (“LTC”) ratios for each individual loan comprising each large borrower relationship and, based on the greater of the LTV or LTC, allocates additional ALLL to all risk-rated loans included in large borrower relationships. The ALLL allocation for concentrations of credit increased from December 31, 2012 to December 31, 2013 primarily as a result of the substantial growth in balance of large borrower relationships, which increased from approximately $1.9 billion at December 31, 2012 to $2.5 billion at December 31, 2013. Likewise, the ALLL allocation to our non-farm/non-residential loan portfolio for concentrations of credit increased from $1.4 million at December 31, 2012 to $1.8 million at December 31, 2013. The decrease in our ALLL allocations to our non-farm/non-residential loan portfolio from $1.7 million at December 31, 2011 to $1.4 million at December 31, 2012 is primarily the result of a refinement in our ALLL allocation for concentrations of credit that resulted in lower ALLL allocations for such component, partially offset by growth in the non-farm/non-residential loan portfolio.

The summation of each of these components is validated against historical losses over different time periods, between 3 and 10 years, considering the historical period or periods that most closely align with the current economic cycle and effective life of our entire risk-rated loan portfolio. These historical net charge-off percentages, which include the most recent year’s net charge-off data, are used to further validate our ALLL allocated to total risk-rated loans, including non-farm/non-residential real estate loans.

Once we have concluded that the ALLL allocated to risk-rated loans (and other loans that are not risk rated) is appropriate, we consider additional allocations for other qualitative factors including (i) general economic and business conditions, (ii) trends that could affect collateral values, and (iii) expectations regarding the current business cycle. The amount of ALLL allocation for these three qualitative factors is determined by management based on our assessment of these qualitative factors in each of our markets. While we consider the ALLL allocations for these three qualitative factors to be separate components from the remainder of the ALLL, we allocate these amounts to each class of financing receivable, based on the respective pro rata outstanding loan or lease balance. Accordingly, at December 31, 2013, we allocated $1.1 million (of the total $2.6 million) to non-farm/non-residential loans, compared to $1.8 million (of the total $4.7 million) at December 31, 2012 and $2.2 million (of the total $4.7 million) at December 31, 2011. The decreases from December 31, 2011 to December 31, 2012 and from December 31, 2012 to December 31, 2013 are primarily due to reductions in the ALLL allocations for these three qualitative factors as economic conditions improved during these time periods in many of our markets, partially offset by growth in the loan and lease portfolio.

The following table reflects the allocation of the different components described above that comprise our ALLL for our non-farm/non-residential loans, along with the outstanding balance of our non-farm/non-residential loan portfolio and the ALLL as a percentage of such portfolio as of the dates indicated ($ in millions).

TABLE - 1

	December 31,
	2013		2012		2011
ALLL based on risk rating	$8.7		$6.4		$5.7
ALLL for impaired loans		*		*	0.4
ALLL for loans with elevated payment risk	2.0		0.5		0.7
ALLL for stressed markets(1)	0.0		0.0		1.5
ALLL for concentrations of credit	1.8		1.4		1.7

Total	12.5		8.3		10.0
Allocation of ALLL for other qualitative factors	1.1		1.8		2.2

Total ALLL for non-farm/non-residential loans	$13.6		$10.1		$12.2

Total non-farm/non-residential loan balance	$1,104.1		$807.9		$708.8
ALLL for non-farm/non-residential as a percentage of non-farm/non-residential loan balance	1.23%		1.25%		1.72%

*	Amount is less than $100,000 and rounds down to $0.
(1)	At December 31, 2011 and in prior years management considered and maintained specific allocations for certain loans in stressed markets because of the higher risk of loss that is anticipated for the work-out or liquidation of a real estate loan in such markets. We had no allocation of our ALLL for “stressed” markets at December 31, 2013 or 2012, due to improved economic conditions.

As indicated in the above table, our ALLL allocated to our non-farm/non-residential loan portfolio has been relatively stable in recent years, decreasing from $12.2 million at December 31, 2011 to $10.1 million at December 31, 2012 before increasing, as a result of substantial portfolio growth, to $13.6 million at December 31, 2013. However, our ALLL allocated to our non-farm/non-residential portfolio as a percentage of that portfolio has declined significantly from 1.72% at December 31, 2011 to 1.25% at December 31, 2012 and 1.23% at December 31, 2013, primarily reflecting the improvement in economic conditions in many of our markets during this time period.

We also note that while the ALLL is computed based on individual factors to derive an estimation of probable incurred loss in the portfolio, management evaluates the overall adequacy of our ALLL for our entire loan and lease portfolio based on overall trends in the portfolio, trends in asset quality metrics, trends in economic conditions and consideration of peer analysis. While a specific allowance has been calculated for impaired loans and leases and for loans and leases where the Company has otherwise determined a specific reserve is appropriate, no portion of the Company’s ALLL is restricted to any individual loan or lease or group of loans or leases, and the entire ALLL is available to absorb losses from any and all loans and leases. As a result of our ALLL methodology described above, we have concluded that our ALLL for both our total loan and lease portfolio and our ALLL allocated to our non-farm/non-residential loan portfolio is appropriate at December 31, 2013, 2012 and 2011.

Please direct any questions or additional comments regarding the 2013 Annual Report or this letter to the undersigned.

Sincerely,

/s/ Greg L. McKinney
Greg L. McKinney
Chief Financial Officer and Chief Accounting Officer

cc:	Gus Rodriguez, Accounting Branch Chief
George Gleason, Chairman and Chief Executive Officer
Sal Inserra, Crowe Horwath, LLP

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